Exhibit 5

Deloitte LLP Bay Adelaide East 8 Adelaide Street West Suite 200 Toronto ON M5H 0A9

Independent Auditor’s Report	Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

To the Unitholders of

Partners Value Investments Limited Partnership

Opinion

We have audited the consolidated financial statements of Partners Value Investments LP (the “Partnership”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Partnership in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no key audit matters to communicate in our auditor’s report.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion and Analysis

•	The information, other than the financial statements and our auditor’s report thereon, in the Annual Report.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis and the Annual Report prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Partnership’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Partnership or to cease operations, or has no realistic alternative but to do so.

2020 Annual Report

Those charged with governance are responsible for overseeing the Partnership’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Partnership’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Partnership to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Partnership to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Robert Rourke.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

March 24, 2021

2020 Annual Report

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at (Thousands, US dollars)	Note	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents		$316,718	$99,497
Accounts receivable and other assets	12	40,109	19,445
Investment in Brookfield Asset Management Inc.	3	5,313,865	4,961,496
Other investments carried at fair value	3	365,949	266,572

		$6,036,641	$5,347,010

Liabilities and equity
Accounts payable and other liabilities	12	$15,604	$21,120
Corporate borrowings	5	117,286	75
Preferred shares	6	694,148	454,076
Deferred taxes		654,217	608,876

		1,481,255	1,084,147
Equity
Partnership’s Equity
Equity Limited Partners	7	4,402,331	4,010,850
General Partner		1	1
Preferred Limited Partners		153,054	252,012

		4,555,386	4,262,863

		$6,036,641	$5,347,010

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CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31 (Thousands, US dollars, except per share amounts)	2020	2019
Investment income
Dividends	$73,780	$69,091
Other investment income	3,305	7,939

	77,085	77,030
Expenses
Operating expenses	(1,485)	(2,522)
Financing costs	(1,979)	(210)
Retractable preferred share dividends	(25,618)	(24,128)

	(29,082)	(26,860)
Other items
Investment valuation losses	(2,394)	(4,741)
Amortization of deferred financing costs	(2,575)	(2,722)
Current tax expense	(1,649)	(6,496)
Deferred tax (expense) recovery	(6,877)	6,215
Foreign currency gains (losses)	9,781	(46,373)

Net income (loss)	$44,289	$(3,947)

Basic Net income (loss) per unit (Note 8)	$0.60	$(0.05)

Diluted Net income (loss) per unit (Note 8)	$0.50	$(0.05)

Net income (loss) attributable to:
Equity Limited Partners	$32,594	$(20,867)
General Partner	—	—
Preferred Limited Partners	11,695	16,920

	$44,289	$(3,947)

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 (Thousands, US dollars)	2020	2019
Net income (loss)	$44,289	$(3,947)
Items that may be reclassified to net income
Realized & unrealized gains on fair value of securities through other comprehensive income securities	(60)	—
Items that may not be reclassified to net income
Realized & unrealized gains on fair value of securities through other comprehensive income securities	403,204	1,741,327
Income taxes	(39,969)	(205,941)

Other comprehensive income	363,175	1,535,386

Comprehensive income	$407,464	$1,531,439

The accompanying notes are an integral part of the financial statements

2020 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity Limited Partners
For the year ended December 31, 2020 (Thousands, US dollars)	Capital	Retained Earnings	Accumulated Other Comprehensive Income	Equity Limited Partners	General Partner	Preferred Limited Partners	Total Equity
Balance, beginning of period	$1,947,245	$158,933	$1,904,673	$4,010,851	$1	$252,011	$4,262,863

Net income	—	32,594	—	32,594	—	11,695	44,289
Other comprehensive income	—	—	363,175	363,175	—	—	363,175

Comprehensive income	—	32,594	363,175	395,769	—	11,695	407,464
Distribution	—	—	—	—	—	(11,695)	(11,695)
Re-organization	(4,289)	—	—	(4,289)	—	(98,957)	(103,246)

Balance, end of period	$1,942,956	$191,527	$2,267,848	$4,402,331	$1	$153,054	$4,555,386

	Equity Limited Partners
For the year ended December 31, 2019 (Thousands, US dollars)	Capital	Retained Earnings	Accumulated Other Comprehensive Income	Equity Limited Partners	General Partner	Preferred Limited Partners	Total Equity
Balance, beginning of period	$1,947,834	$181,909	$369,287	$2,499,030	$1	$499,902	$2,998,933

Net (loss) income	—	(20,867)	—	(20,867)	—	16,920	(3,947)
Other comprehensive income	—	—	1,535,386	1,535,386	—	—	1,535,386

Comprehensive income	—	(20,867)	1,535,386	1,514,519	—	16,920	1,531,439
Distribution	—	—	—	—	—	(16,920)	(16,920)
Re-organization	(589)	(2,109)	—	(2,698)	—	(247,891)	(250,589)

Balance, end of period	$1,947,245	$158,933	$1,904,673	$4,010,851	$1	$252,011	$4,262,863

The accompanying notes are an integral part of the financial statements.

2020 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 (Thousands, US dollars)	2020	2019
Cash flow from operating activities
Net income (loss)	$44,289	$(3,947)
Add (deduct) non-cash items:
Investment valuation losses	2,394	4,741
Unrealized foreign exchange (gains) losses	(9,781)	46,373
Amortization of deferred financing costs	2,575	2,722
Deferred taxes	6,877	(15,097)

	46,354	34,792
Changes in working capital and foreign currency	(15,461)	(25,025)

	30,893	9,767
Cash flow from investing activities
Purchase of securities	(280,521)	(8,022)
Sale of securities	245,912	272,134

	(34,609)	264,112
Cash flow used in and from financing activities
Common shares redeemed	(4,289)	(589)
Preferred shares issued	221,940	—
Preferred shares redeemed	(99,309)	(429,195)
Distribution to preferred units	(11,695)	(16,920)
Corporate borrowings arranged	114,290	—

	220,937	(446,704)
Cash and cash equivalents
Change in cash	217,221	(172,825)
Balance, beginning of year	99,497	272,322

Balance, end of year	$316,718	$$99,497

The accompanying notes are an integral part of the financial statements.

2020 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS OPERATIONS

Partners Value Investments L.P. (the “Partnership”) is a limited partnership under the laws of the province of Ontario. Its principal investment is an ownership interest in 129 million Class A Limited Voting Shares (“Brookfield shares”) of Brookfield Asset Management Inc. (“Brookfield”), adjusted for the three-for-two stock split effective April 1, 2020. The consolidated financial statements include the accounts of the Partnership’s wholly owned subsidiaries: Partners Value Investments Inc. (“PVII”) and Partners Value Split Corp. (“Partners Value Split” or “PVS”). The Partnership was formed and commenced operations on April 8, 2016 to hold a 100% interest in PVII following the completion of a capital reorganization that was carried out by way of a statutory plan of arrangement pursuant to section 182 of the Business Corporations Act (Ontario) (the “Reorganization”). On November 30, 2020, PVI LP exchanged its old common shares with 100% voting interest of PVII for 1,000 Special Voting Preferred Shares, unlimited number of Non-Voting Preferred Shares and unlimited number of new common shares.

The Partnership is managed by its general partner, PVI Management Inc. (the “General Partner”).

The registered office of the Partnership is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The consolidated financial statements are prepared on a going concern basis. These financial statements were authorized for issuance by the Board of Directors of the Partnership on March 23, 2021.

The coronavirus (“COVID-19”) began spreading globally in the first quarter of 2020, and was recognized by the World Health Organization as a global pandemic on March 11, 2020. The spread of COVID-19 has impacted equity markets moderately on the Partnership’s investment portfolio valuations as observed up to the end of December 2020. The continued volatility and ultimate impact on markets cannot be predicted. While it is difficult to project the magnitude the COVID-19 impact will have, the Partnership’s investments remain largely unchanged, holding its major investments in the medium to long term.

b) Basis of Presentation

Cash and Cash Equivalents

Cash and cash equivalents are current assets that are recorded at amortized cost and include cash on deposit with financial institutions and demand deposits with related parties.

Income Taxes

The current income tax expense is determined based on the enacted or substantively enacted tax rates at each balance sheet date. The deferred income tax is recorded using the liability method of tax allocation in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on unused income tax losses and temporary differences between the carrying amount and tax bases of assets and liabilities, when the benefit is more likely than not to be realized and measured using the tax rates and laws substantively enacted at the balance sheet date.

Accounts Receivable and Other Assets

Accounts receivable and other assets balances represent current assets. The balances are classified as receivables and are recorded at amortized cost which approximates the fair value. Also included in these balances are derivative assets which are held for trading and classified as fair value through profit and loss and are recorded at their fair value.

Accounts Payable and Other Liabilities

Accounts payable and other liabilities balances represent current liabilities. The balances are classified as loans and other financial liabilities and are recorded at amortized cost which approximates the fair value. Also included in these balances are derivative liabilities which are held for trading and classified as fair value through profit and loss and are recorded at their fair value.

Investment in Brookfield Asset Management

2020 Annual Report

The Partnership accounts for its investment in Brookfield as fair value through other comprehensive income (“FVTOCI”), with changes in fair value recognized in other comprehensive income.

Fair Value through Other Comprehensive Income investments

The Partnership accounts for its investments in Brookfield Property Partners, Brookfield Business Partners and Trisura Group as FVTOCI, with changes in their fair value recognized in other comprehensive income. In addition, the Partnership recognizes certain of its investments in preferred shares and debt securities as FVTOCI. Unrealized gains and losses of equity securities recognized in other comprehensive income are not recycled to the consolidated statements of operations upon disposition.

Marketable securities

The Partnership accounts for the remainder of its marketable securities portfolio including common shares, exchange traded funds and certain legacy investments as fair value through profit and loss and, accordingly, recognizes changes in fair value in the consolidated statements of operations.

Revenue Recognition

Dividend income is recognized on the ex-dividend date and interest income is recognized as earned.

Preferred Shares

The Partnership’s preferred shares are measured at amortized cost and classified as other liabilities.

Deferred Financing Costs

Deferred issue costs incurred in connection with the issuance of the retractable preferred shares are amortized using the effective interest rate method over the life of the related series of preferred shares issued by the subsidiaries of the Partnership.

Recognition/Derecognition of Financial Assets and Financial Liabilities

The Partnership recognizes financial assets and financial liabilities designated as trading securities on the trade date. The Partnership derecognizes financial liabilities when, and only when, the Partnership’s obligations are discharged, cancelled, or expired.

Foreign Currencies

The functional currency of the Partnership and each of its subsidiaries is measured using the currency of the primary economic environment in which that entity operates. The functional currency of the Partnership is the United States dollar. The presentation currency is the U.S. dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.

c) Critical Judgments and Estimates

The preparation of financial statements requires the Partnership to make critical judgments, estimates and assumptions that affect the carried amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the year. Actual results could differ from those estimates. In making estimates and judgments, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the Partnership believes will materially affect the methodology or assumptions utilized in making these estimates and judgments in these financial statements. The estimates and judgments used in determining the recorded amount for assets and liabilities in the financial statements include the following:

Derivatives

The critical assumptions and estimates used in determining the fair value of derivatives are forward exchange rates and discount rates.

Level of Control

When determining the appropriate basis of accounting for the Partnership’s investments, the Partnership uses the following critical assumptions and estimates: the degree of control or influence that the Partnership exerts over the investment and the amount of benefit that the Partnership receives relative to other investors.

2020 Annual Report

Other critical estimates and judgments utilized in the preparation of the Partnership’s financial statements include the assessment of net recoverable amounts, net realizable values and the ability to utilize tax losses and other tax assets.

d) Adoption of Accounting Standards

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures

In August 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendment primarily relate to the modification of financial instruments, allowing for prospective application of the applicable benchmark interest rate and continued application of hedge accounting, provided the amended hedging relationship continues to meet all qualifying criteria.

The Partnership is currently completing an assessment and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. We have completed our assessment and determined the adoption does not have a significant impact on the Partnership.

3. INVESTMENT PORTFOLIO

The Partnership’s investment portfolio consists of the following:

As at (Thousands, US dollars)		Number of Shares		Fair Value
	Classification[1]	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Brookfield Asset Management Inc.	FVTOCI
Partners Value Investments Inc.[2]		9,147	9,147	$377,500	$352,468
Partners Value Split Corp[2]		119,612	119,612	4,936,365	4,609,028

		128,759	128,759	$5,313,865	$4,961,496

Investments classified as FVTOCI
Brookfield Infrastructure Partners L.P.	FVTOCI	—	1,164	$—	$58,187
Brookfield Property Partners L.P.	FVTOCI	3,613	3,613	52,287	66,054
Brookfield Business Partners L.P.	FVTOCI	1,495	1,495	56,125	61,733
Trisura Group Ltd.	FVTOCI	814	1,649	56,924	51,117

				$165,336	$237,091

Other securities portfolio	FVTOCI	Various	—	63,025	—
Other securities portfolio	FVTPL	Various	Various	137,588	29,481

				$200,613	$29,481

				$365,949	$266,572

1

FVTOCI represents fair value through other comprehensive income and FVTPL represents fair value through profit and loss accounting classification. Changes in fair value of investments classified as FVTOCI are recorded in other comprehensive income, and changes in fair value of FVTPL are recorded in net income.

2	Adjusted to reflect three-for-two stock split effective April 1, 2020

The Partnership’s investment in Class A Limited Voting Shares of Brookfield at December 31, 2020 represents a 9% (December 31, 2019 – 9%) equity interest.

Other securities portfolio is focused on capital preservation, invested primarily in liquid investments. The increase in fair value is the result of various asset purchases during the year including our interest in Brookfield Hedge Proprietary LP and a series of debt, common and preferred share instruments.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to a price

2020 Annual Report

within a bid-ask spread that is deemed most appropriate.

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation of these assets and liabilities and are as follows:

Level 1	Quoted prices available in active markets for identical investments as of the reporting date.

Level 2

Pricing inputs other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair values are determined through the use of models or other valuation methodologies.

Level 3

Pricing inputs are unobservable for the instrument and includes situations where there is little, if any, market activity for the instrument. The inputs into the determination of fair value require significant management estimation. Fair valued assets that are included in this category are certain equity securities carried at fair value which are not traded in an active market and measured using estimated net asset value.

The fair value hierarchical level associated with the Partnership’s financial assets and liabilities measured at fair value consists of the following:

As at (Thousands, US dollars)	December 31, 2020			December 31, 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Brookfield Asset Management Inc.	$5,313,865	$—	$—	$4,961,496	$—	$—
Investments classified as FVTOCI	228,361	—	—	237,091	—	—
Investments classified as FVTPL	77,151	4,324	56,113	25,295	—	—
Derivative assets[1]	—	23,953	—	—	—	—
Derivative liabilities[1]	—	(39)	—	—	(5,487)	—

	$5,619,377	$28,238	$56,113	$5,223,882	$(5,487)	$—

1	Presented within accounts receivable/accounts payable and other on the Statement of Financial Position.

The fair value of preferred shares and corporate borrowings treated as a financial liability is $843 million as at December 31, 2020.

As at December 31, 2020, a cumulative pre-tax gain of $4.9 billion (December 31, 2019 – $4.6 billion) has been recognized for financial instruments measured under fair value through other comprehensive income, over their historical cost amounts.

All financial assets have a carrying value equal to their fair value. During the years ended December 31, 2020 and 2019, there were no transfers between Level 1, 2 or 3.

5. CORPORATE BORROWINGS

On August 21, 2020, a subsidiary of the Partnership issued CAD $150 million of senior unsecured notes due 2027. The interest rate on the note is 4.375% per annum, paid semi-annually and is accounted for at amortized cost. Net proceeds from the offering are being used for general corporate purposes.

As at December 31, 2020, a subsidiary of the Company have 700 Series 6 debentures, and 3,200 Series 7 debentures with the total value of $77 thousand outstanding (December 31, 2019 – $75 thousand).

2020 Annual Report

6. PREFERRED SHARES

Retractable preferred shares issued by the Partnership’s subsidiaries are comprised of the following:

As at (Thousands, US dollars)	Shares Outstanding		Book Value
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Partners Value Split Class AA
4.50% Series 6 – October 8, 2021	7,990	7,990	$156,864	$153,788
5.50% Series 7 – October 31, 2022	4,000	4,000	78,530	76,990
4.80% Series 8 – September 30, 2024	5,999	5,999	117,781	115,471
4.90% Series 9 – February 28, 2026	5,997	5,997	117,732	115,423
4.70% Series 10 – February 28, 2027	6,000	—	117,795	—
4.75% Series 11 – October 31, 2025	6,000	—	117,795	—

			706,497	461,672
Deferred financing costs[1]			(12,349)	(7,596)

			$694,148	$454,076

1	Deferred financing costs are amortized over the term of the borrowing using the effective interest method.

Partners Value Split

Partners Value Split is authorized to issue an unlimited number of Class A preferred shares and Class AA preferred shares. The Board of Directors of Partners Value Split have the authority to fix the number of shares that will form each series and determine the rights, restrictions and conditions attached to each series. Any new series will be issued for a price of CAD$25.00 per share and the proceeds are to be used to finance the retraction or redemption of outstanding preferred shares without necessitating the sale of Class AA shares or facilitating the acquisition of additional Class AA shares.

Retraction

The Partnership’s preferred shares may be surrendered for retraction at the option of the holders of the respective preferred shares. The details of the retraction feature for each respective class of preferred shares are as follows:

PVS Class AA Series 6, 7,8, 9 and 10, 11

May be surrendered for retraction at any time for an amount equal to the lesser of: (i) net asset value per unit; and (ii) CAD $25.00. Retraction consideration will be a number of Partners Value Split Series 4, 5, 6, 7, 8 and 9 debentures, respectively, determined by dividing the holder’s aggregate preferred share Retraction Price by $25.00.

Debentures

The details of each respective class of the Partnership’s debentures are as follows:

PVS Series 6

The Series 4 debenture will have a principal amount of CAD$25.00 per debenture and will mature on October 8, 2021. Holders of the Series 4 debentures will be entitled to receive quarterly fixed interest payments at a rate of 4.60% per annum paid on or about the 7th day of March, June, September and December in each year. The Series 4 debentures can be redeemed by the Partnership at any time. The Series 4 debentures may not be retracted.

PVS Series 7

The Series 5 debenture will have a principal amount of CAD$25.00 per debenture and will mature on October 31, 2022. Holders of the Series 5 debentures will be entitled to receive quarterly fixed interest payments at a rate of 5.60% per annum paid on or about the 7th day of March, June, September and December in each year. The Series 5 debentures can be redeemed by the Partnership at any time. The Series 5 debentures may not be retracted.

PVS Series 8

The Series 6 debenture will have a principal amount of CAD$25.00 per debenture and will mature on October 31, 2022. Holders of the Series 6 debentures will be entitled to receive quarterly fixed interest payments at a rate of 4.90% per annum paid on or about the 7th day of March, June, September and December in each year. The Series 6 debentures can be redeemed by the Partnership at any time. The Series 6 debentures may not be retracted.

2020 Annual Report

PVS Series 9

The Series 7 debenture will have a principal amount of CAD$25.00 per debenture and will mature on February 28, 2026. Holders of the Series 7 debentures will be entitled to receive quarterly fixed interest payments at a rate of 5.00% per annum paid on or about the 7th day of March, June, September and December in each year. The Series 7 debentures can be redeemed by the Partnership at any time. The Series 7 debentures may not be retracted.

PVS Series 10

The Series 8 debenture will have a principal amount of CAD $25.00 per debenture and will mature on February 28, 2027. Holders of the Series 8 debentures will be entitled to receive quarterly fixed interest payments at a rate of 4.80% per annum paid on or about the 7th day of March, June, September and December in each year. The Series 8 debentures can be redeemed by the Partnership at any time. The Series 8 debentures may not be retracted.

PVS Series 11

The Series 9 debenture will have a principal amount of CAD $25.00 per debenture and will mature on October 31, 2025. Holders of the Series 9 debentures will be entitled to receive quarterly fixed interest payments at a rate of 4.85% per annum paid on or about the 7th day of March, June, September and December in each year. The Series 9 debentures can be redeemed by the Partnership at any time. The Series 9 debentures may not be retracted.

Redemption

The Company’s preferred shares may be redeemed at the option of the Company. The details of the redemption feature for each respective class of preferred shares are as follows:

PVS Series 6

May be redeemed by the Company at any time on or after October 8, 2019, and prior to October 8, 2021, (the “Series 6 Redemption Date”) at a price which until October 8, 2020, will equal CAD$25.50 per share plus accrued and unpaid dividends and which will decline by $0.25 on October 8, 2020. All Class AA Series 6 senior preferred shares outstanding on the Series 6 Redemption Date will be redeemed for a cash amount equal to the lesser of CAD$25.00 plus any accrued and unpaid dividends, and the net assets per unit.

The Company may redeem Class AA, Series 6 senior preferred shares prior to October 8, 2019 for CAD$26.00 per share plus accrued and unpaid dividends if, and will not redeem Class AA Series 6 senior preferred shares prior to the Series 6 Redemption Date unless: (i) capital shares have been retracted; or (ii) there is a take-over bid for the Brookfield shares and the Board of Directors of the Company determines that such a bid is in the best interest of the holders of the capital shares.

PVS Series 7

May be redeemed by the Company at any time on or after October 31, 2020, and prior to October 31, 2022, (the “Series 7 Redemption Date”) at a price which until October 31, 2021, will equal CAD$25.50 per share plus accrued and unpaid dividends and which will decline by $0.25 on October 31, 2021. All Class AA Series 7 senior preferred shares outstanding on the Series 7 Redemption Date will be redeemed for a cash amount equal to the lesser of CAD$25.00 plus any accrued and unpaid dividends, and the net assets per unit.

The Company may redeem Class AA, Series 7 senior preferred shares prior to October 31, 2020 for CAD$26.00 per share plus accrued and unpaid dividends if, and will not redeem Class AA, Series 7 senior preferred shares prior to the Series 7 Redemption Date unless: (i) capital shares have been retracted; or (ii) there is a take-over bid for the Brookfield shares and the Board of Directors of the Company determines that such a bid is in the best interest of the holders of the capital shares.

PVS Series 8

May be redeemed by the Company at any time on or after September 30, 2022, and prior to September 30, 2024, (the “Series 8 Redemption Date”) at a price which until September 30, 2023, will equal CAD$25.50 per share plus accrued and unpaid dividends and which will decline by $0.25 on September 30, 2023. All Class AA Series 8 senior preferred shares outstanding on the Series 8 Redemption Date will be redeemed for a cash amount equal to the lesser of CAD$25.00 plus any accrued and unpaid dividends, and the net assets per unit.

The Company may redeem Class AA, Series 8 senior preferred shares prior to September 30, 2022 for CAD$26.00 per share plus accrued and unpaid dividends if, and will not redeem Class AA, Series 8 senior preferred shares prior to the Series 8 Redemption Date unless: (i) capital shares have been retracted; or (ii) there is a take-over bid for the Brookfield shares and the Board of Directors of the Company determines that such a bid is in the best interest of the holders of the capital shares.

2020 Annual Report

PVS Series 9

May be redeemed by the Company at any time on or after February 28, 2026, and prior to February 28, 2028, (the “Series 9 Redemption Date”) at a price which until February 28, 2025, will equal CAD$25.50 per share plus accrued and unpaid dividends and which will decline by $0.25 on February 28, 2025. All Class AA Series 9 senior preferred shares outstanding on the Series 8 Redemption Date will be redeemed for a cash amount equal to the lesser of CAD$25.00 plus any accrued and unpaid dividends, and the net assets per unit.

The Company may redeem Class AA, Series 9 senior preferred shares prior to February 28, 2026 for CAD$26.00 per share plus accrued and unpaid dividends if, and will not redeem Class AA, Series 9 senior preferred shares prior to the Series 9 Redemption Date unless: (i) capital shares have been retracted; or (ii) there is a take-over bid for the Brookfield shares and the Board of Directors of the Company determines that such a bid is in the best interest of the holders of the capital shares.

PVS Series 10

May be redeemed by the Company at any time on or after February 28, 2025, and prior to February 28, 2027, (the “Series 10 Redemption Date”) at a price which until February 28, 2026, will equal CAD $25.50 per share plus accrued and unpaid dividends and which will decline by $0.50 on February 28, 2026. All Class AA Series 10 senior preferred shares outstanding on the Series 8 Redemption Date will be redeemed for a cash amount equal to the lesser of CAD $25.00 plus any accrued and unpaid dividends, and the net assets per unit.

The Company may redeem Class AA, Series 10 senior preferred shares prior to February 28, 2025 for CAD $26.00 per share plus accrued and unpaid dividends if, and will not redeem Class AA, Series 10 senior preferred shares prior to the Series 10 Redemption Date unless: (i) capital shares have been retracted; or (ii) there is a take-over bid for the Brookfield shares and the Board of Directors of the Company determines that such a bid is in the best interest of the holders of the capital shares.

PVS Series 11

May be redeemed by the Company at any time on or after October 31, 2023, and prior to October 31, 2025, (the “Series 11 Redemption Date”) at a price which until October 31, 2024, will equal CAD $25.50 per share plus accrued and unpaid dividends and which will decline by $0.50 on October 31, 2024. All Class AA Series 11 senior preferred shares outstanding on the Series 11 Redemption Date will be redeemed for a cash amount equal to the lesser of CAD $25.00 plus any accrued and unpaid dividends, and the net assets per unit.

The Company may redeem Class AA, Series 11 senior preferred shares prior to October 31, 2023 for CAD $26.00 per share plus accrued and unpaid dividends if, and will not redeem Class AA, Series 11 senior preferred shares prior to the Series 11 Redemption Date unless: (i) capital shares have been retracted; or (ii) there is a take-over bid for the Brookfield shares and the Board of Directors of the Company determines that such a bid is in the best interest of the holders of the capital shares.

7. SHAREHOLDERS’ EQUITY

The Partnership is authorized to issue the following classes of partnership units: (i) the GP Units; (ii) Equity LP Units; and (iii) Preferred LP Units, issuable in one or more classes and in one or more series, which, other than the GP Units, represent limited partnership interests in the Partnership.

Equity Limited Partners

The Equity LP Units are non-voting limited partnership interests in the Partnership. Holders of the Equity LP Units are not entitled to the withdrawal or return of capital contributions in respect of the Equity LP Units, except to the extent, if any, that distributions are made to such holders or upon the liquidation of the Partnership. A holder of Equity LP Units does not have priority over any other holder of Equity LP Units, either as to the return of capital contributions or as to profits, losses or distributions. In addition, holders of the Equity LP Units do not have any right to have their units redeemed by the Partnership.

General Partner

The GP Units are a general partnership interest in the Partnership and one GP Unit has been issued to and is held by the General Partner. The General Partner will have the full power and authority to make all decisions on behalf of the Partnership. The Partnership can acquire and sell assets and carry on such business as the General Partner determines from time to time, and can borrow money, guarantee obligations of others, and grant security on its assets from time to time, in each case as the General Partner determines. The General Partner is required to exercise its powers and carry out its functions honestly and in good faith

2020 Annual Report

and shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the General Partner does not have any right to have their GP units redeemed by the Partnership.

Preferred Limited Partners

The Class A Preferred LP Units are non-voting limited partnership interests in the Partnership. Holders of the Series 1 Preferred LP Units will be entitled to receive fixed cumulative preferential distributions, as and when declared by the General Partner, payable quarterly on the last day of January, April, July and October in each year (to holders of record on the last business day of the month preceding the month of payment) at an annual rate equal to US$1.125 per Series 1 Preferred LP Unit (4.5% on the initial par value of US$25) less any amount required by law to be deducted and withheld. In addition, the Preferred LP Units do not have any right to have their units redeemed by the Partnership.

As at (Thousands, US dollars)	Shares Outstanding		Book Value
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Partnership equity
Equity Limited Partners	73,348	73,473	$4,402,331	$4,010,851
General Partner[1]	—	—	1	1
Preferred Limited Partners	16,038	19,996	153,054	252,011

			$4,555,386	$4,262,863

1	As at December 31, 2020, there is 1 General Partner share outstanding (December 31, 2019: 1).

8. NET INCOME PER UNIT

Net income per unit is calculated based on the basic and diluted weighted average number of outstanding units during the year and net income attributable to Equity Limited Partners. For the year ended December 31, 2020, the weighted average number of basic outstanding units were 73,387,650 (2019 – 73,480,045) and 88,096,325 on a fully diluted basis (2019 – 88,181,996); this includes the 14,708,675 Equity LP units that can be issued through the future exercise of all outstanding warrants.

9. INCOME TAXES

The major components of income tax expense include the following:

For the years ended December 31 (Thousands, US dollars)	2020	2019
Current income tax expenses	$1,649	$6,496
Deferred tax recovery	6,877	(6,215)

Total income tax expense	$8,526	$281

The Partnership’s effective tax rate is different from the Partnership’s statutory income tax rate for the years ended December 31 due to the differences set out below:

For the years ended December 31 (Thousands, US dollars)	2020	2019
Statutory income tax rate	26.5%	26.5%

Income tax expense at statutory rate	$13,996	$(971)
Increases (reductions) in income tax expense resulting from:
Non-taxable dividends	(16,674)	(14,785)
Income subject to different tax rates	(125)	(1,115)
Non-deductible expenses	6,788	6,987
Other	4,541	10,165

Income tax expense	$8,526	$281

2020 Annual Report

Deferred income tax assets and liabilities relate to the following:

As at (Thousands, US dollars)	Dec. 31, 2020	Dec. 31, 2019
Non-capital losses Capital losses	$5,842 42	$4,736 41
Difference in basis	(660,101)	(613,653)

Total net deferred tax liabilities	$(654,217)	$(608,876)

Deferred tax assets	$5,884	$4,777
Deferred income tax liabilities	(660,101)	(613,653)

Total net deferred tax liabilities	$(654,217)	$(608,876)

The movements of deferred income tax balances are as follows:

(Thousands, US dollars)		Recognized in
	Dec. 31, 2019	Income	Equity	OCI[1]	Dec. 31, 2020
Deferred tax assets related to non-capital losses	$4,736	$972	$—	$134	$5,842
Deferred tax assets related to capital losses	41	—	—	1	42
Deferred liabilities related to differences in tax and book basis, net	(613,653)	(7,849)	—	(38,599)	(660,101)

	$(608,876)	$(6,877)	$—	$(38,464)	$(654,217)

		Recognized in
(Thousands, US dollars)	Dec. 31, 2018	Income	Equity	OCI[1]	Dec. 31, 2019
Deferred tax assets related to non-capital losses	$4,083	$436	$—	$217	$4,736
Deferred tax assets related to capital losses	41	—	—	—	41
Deferred liabilities related to differences in tax and book basis, net	(399,139)	5,779	—	(220,293)	(613,653)

	$(395,015)	$6,215	$—	$(220,076)	$(608,876)

1	Includes the impact of foreign currency translation.

The Partnership has deferred tax assets of $6 million (December 31, 2019 – $5 million) related to non-capital losses that expire after 2030.

10. RELATED-PARTY TRANSACTIONS

Brookfield entities provide certain management and financial services to the Partnership for which the Partnership paid less than $1 million for the year ended December 31, 2020 (2019 – less than $1 million).

The Company owns 129 million shares of Brookfield which amounted to $5.3 billion ($5.0 billion—December 31, 2019), and other Brookfield subsidiaries of $125 million ($186 million – December 31, 2019). The Company recognized dividend income in Brookfield entities $67 million ($63 million – December 31, 2019).

11. RISK MANAGMENT

The Partnership’s activities expose it to a variety of financial risks, including credit risk, market risk (i.e., foreign currency risk, interest rate risk, and other price risk), and liquidity risk. The following are risk factors relating to an investment in the common shares of the Partnership.

Credit Risk

The Partnership has no material counterparty risk as at December 31, 2020 and 2019, due to all counterparties being large financial institutions dealing with the Partnership’s prime brokerage accounts as well as derivative assets and liabilities.

2020 Annual Report

Market Risk

a) Foreign Currency Risk

A significant portion of the investments at fair value may be comprised of non-U.S. dollar denominated securities which, along with the Canadian dollar preferred shares and corporate bonds, the Partnership opportunistically looks to hedge. The use of hedges through derivative transactions involves special risks, including the possible default by the other party to the transaction, illiquidity and the risk that the use of hedges could result in losses greater than if hedging had not been used. The hedging arrangements may have the effect of limiting or reducing total returns of the Partnership in circumstances where foreign currencies appreciate in value more than the U.S. dollar over the relevant period. To the extent that portions of the portfolio are not hedged in circumstances where the U.S. dollar appreciates more than foreign currencies, the returns to the Partnership may be adversely impacted. As at December 31, 2020, an appreciation (depreciation) of $0.01 in the United States dollar relative to other currencies, all else being equal, will decrease (increase) the Partnership’s results of investment operations by $18 million.

The following table summarizes the Partnership’s exposure to currency risks:

As at December 31, 2020 (Thousands)	Investments at Fair Value	Cash	Other Net Assets	Foreign Currency Contracts	Total	Net Asset %
U.S. dollar	$5,577,068	$87,562	$271,307	$23,914	$5,959,851	130.8%
Canadian dollar	102,746	229,156	(1,736,367)	—	(1,404,465)	(30.8%)

Total net assets	$5,679,814	$316,718	$(1,465,060)	$23,914	$4,555,386	100%

b) Interest Rate Risk

The Partnership’s preference shares are fixed rate and the Partnership has negligible floating rate assets or liabilities. Accordingly, changes in the interest rates do not have an impact on net income or other comprehensive income.

c) Market Price Risk

The value of the Class A Shares and the Partnership’s other securities are exposed to variability in fair value due to movements in equity prices. As a result, the fair value of the Partnership’s investment portfolio may vary from time to time. The Partnership records these investments at fair value. For the year ended December 31, 2020, a 1% increase (decrease) in the market price of Brookfield and other investments, all else being equal, would increase (decrease) the carrying value of our investments by $59 million (2019 – $54 million), which would have resulted in an increase (decrease) to other comprehensive income and the consolidated statement of operations of $58 million (2019 – $54 million) and $1 million (2019—$nil) on a pre-tax basis, respectively.

Liquidity Risk

The Partnership’s retractable preference shares expose the Partnership to liquidity risk to fund retractions and redemptions as well as dividend and interest obligations. The Partnership endeavors to maintain dividend income within the subsidiary that issued the preference shares that exceeds the projected dividend obligations and expects to be able to continue to achieve this objective based on current circumstances. Management expects to fund any retraction obligations through a combination of ongoing cash flow, the proceeds from any new financings and proceeds from the sale of securities.

2020 Annual Report

The Partnership’s contractual obligations as of December 31, 2020 are as follows:

(Thousands)	Payment Due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
Preferred shares
Partners Value Split Class AA, Series 6[1]	$156,864	$156,864	$—	$—	$—
Partners Value Split Class AA, Series 7[1]	78,530	—	78,530	—	—
Partners Value Split Class AA, Series 8[1]	117,781	—	—	117,781	—
Partners Value Split Class AA, Series 9[1]	117,732	—	—	—	117,732
Partners Value Split Class AA, Series 10[1]	117,795	—	—	—	117,795
Partners Value Split Class AA, Series 11[1]	117,795	—	—	117,795	—
Corporate Bonds due Nov 2027	117,795	—	—	—	117,795

	$824,292	$156,864	$78,530	$235,576	$353,322

Interest expense
Partners Value Split Class AA, Series 6[1]	$1,741	$1,741	$—	$—	$—
Partners Value Split Class AA, Series 7[1]	7,904	4,319	3,585	—	—
Partners Value Split Class AA, Series 8[1]	21,187	5,653	11,306	4,228	—
Partners Value Split Class AA, Series 9[1]	29,762	5,769	11,538	11,538	917
Partners Value Split Class AA, Series 10[1]	34,096	5,536	11,072	11,072	6,416
Partners Value Split Class AA, Series 11[1]	27,025	5,595	11,190	10,240	—
Corporate Bonds due Nov 2027	35,414	5,154	10,308	10,308	9,644

	$157,129	$33,767	$58,999	$47,386	$16,977

1

Payment period based on mandatory redemption date. In the case of earlier retractions, consideration to be paid in the form of debentures due 2021, 2022, 2024, 2026, 2027 and 2025 for the Series 6, 7, 8, 9, 10 and 11 respectively.

The Partnership’s contractual obligations as of December 31, 2019 are as follows:

(Thousands)	Payment Due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
Preferred shares
Partners Value Split Class AA, Series 6[1]	$153,788	$—	$153,788	$—	$—
Partners Value Split Class AA, Series 7[1]	76,990	—	76,990	—	—
Partners Value Split Class AA, Series 8[1]	115,471	—	—	115,471	—
Partners Value Split Class AA, Series 9[1]	115,423	—	—	—	115,423

	$461,672	$—	$230,778	$115,471	$115,423

Interest expense
Partners Value Split Class AA, Series 6[1]	$13,001	$6,920	$6,081	$—	$—
Partners Value Split Class AA, Series 7[1]	12,108	4,234	7,874	—	—
Partners Value Split Class AA, Series 8[1]	26,922	5,543	11,086	10,293	—
Partners Value Split Class AA, Series 9[1]	35,443	5,656	11,312	11,312	7,163

	$87,474	$22,353	$36,353	$21,605	$7,163

1

Payment period based on mandatory redemption date. In the case of earlier retractions, consideration to be paid in the form of debentures due 2021, 2022, 2024 and 2026 for the Series 6, 7, 8 and 9, respectively.

The maturity date of other accounts payable balances is less than one year.

2020 Annual Report

12. ACCOUNTS RECEIVABLE, OTHER ASSETS, ACCOUNTS PAYABLE, AND OTHER LIABILITIES

Accounts receivable and other assets consists of the following:

As at December 31 (Thousands)	December 31, 2020	December 31, 2019
Derivative assets	$23,953	$—
Taxes receivable	—	4,828
Investment income receivable and other	16,156	14,617

	$40,109	$19,445

Accounts payable and other liabilities consists of the following:

As at December 31 (Thousands)	December 31, 2020	December 31, 2019
Derivative liabilities	$39	$5,487
Taxes payable	1,781	—
Other	13,784	15,633

	$15,604	$21,120

13. CAPITAL MANAGEMENT

As at December 31, 2020, the capital base managed by the Partnership consisted of equity with a carrying value of $4.6 billion (December 31, 2019 – $4.3 billion), $694 million (December 31, 2019 – $454 million) of retractable fixed rate preferred shares issued by its subsidiaries as well as and $117 million (December 31, 2019—$nil) of corporate borrowings issued by PVII. The Partnership has complied with all covenants, which are limited, and is not subject to any externally imposed capital requirements.

14. INVESTMENT VALUATION GAINS AND LOSSES

Investment valuation losses and gains consists of realized losses of $4 million (2019 – realized gains of $3 million) and unrealized gain of $1 million (2019 – unrealized loss of $8 million).

15. SUBSEQUENT EVENTS

On March 15, 2021, the Company announced its intention to redeem Partners Value Split Corp 7,990,000 Class AA Preferred Shares (the “Series 6 Preferred Shares”). The Series 6 Preferred shares will redeem at a price of CAD$25.34272 per share, for gross proceeds of CAD$202,488,333 on March 31, 2021.

On March 19, 2021, the Company announced its intention to issue 6,000,000 Class AA Preferred Shares (the “Series 12 Preferred Shares”) through Partners Value Split Corp. The Series 12 Preferred Shares will be issued at a price of $25.00 per share for gross proceeds of $150,000,000 and will carry a fixed coupon of 4.40% with a final maturity date of February 29, 2028. The Company has granted the underwriters an over-allotment option to purchase up to an additional 900,000 Series 12 Preferred Shares at the same offering price, exercisable in whole or part at any time for a period of up to 30 days following closing of the offering, which, if exercised in full, would increase the gross offering size to $172,500,000. Closing of the offering is expected to occur on or about April 12, 2021. The net proceeds of the offering will be used to fund the redemption of the Company’s Class AA Preferred Shares, Series 7.

2020 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis for the year ended December 31, 2020 is dated March 24, 2021.

OVERVIEW

Partners Value Investments L.P. (the “Partnership”) is a limited partnership under the laws of the province of Ontario. Its principal investment is an ownership interest in 129 million Class A Limited Voting Shares (“Brookfield shares”) of Brookfield Asset Management Inc. (“Brookfield”), adjusted for the three-for-two stock split effective April 1, 2020. The Partnership’s objective is to provide the Equity Limited Partners with capital appreciation and Preferred Limited Partners with income returns. Investment income, which includes dividends from its investment in Brookfield shares and other securities, is principally dedicated to paying dividends on its financing obligations and Preferred LP units.

The Partnership’s investment in Brookfield is owned indirectly through its wholly owned subsidiaries – Partners Value Investments Inc. (“PVII”) and Partners Value Split Corp. (“Partners Value Split”). Partners Value Split has publicly listed retractable preferred shares outstanding.

The Partnership also holds a portfolio of other securities including: investments in limited partnership units of Brookfield Property Partners (“BPY”), Brookfield Business Partners (“BBU”); Trisura Group Ltd. (“TSU”) shares; and a diversified portfolio of other securities.

In November 2020, the Partnership completed an issuer bid for approximately 4,000,000 of its class A preferred limited partnership units, series 1 as part of an internal reorganization. A total of $99 million was distributed to preferred unitholders of the Partnership.

The Partnership is managed by its general partner, PVI Management Inc. (the “General Partner”).

Additional information on the Partnership and its public subsidiaries is available on SEDAR’s web site at www.sedar.com.

RESULTS OF OPERATIONS

The Partnership generated net income of $44 million for the year ended December 31, 2020 compared to net loss of $4 million in the prior year. The increase in net income was primarily driven by foreign currency gains on our CAD denominated preferred shares. This was partially offset by higher deferred income tax.

The market price of a Brookfield share was $41.27 as at December 31, 2020 (2019 – $38.53).

The following table presents the details of the Partnership’s net income (loss):

For the years ended December 31 (Thousands, US dollars)	2020	2019
Investment income
Dividends	$73,780	$69,091
Other investment income	3,305	7,939

	77,085	77,030
Expenses
Operating expenses	(1,485)	(2,522)
Financing costs	(1,979)	(210)
Retractable preferred share dividends	(25,618)	(24,128)

	(29,082)	(26,860)

	48,003	50,170

Other items
Investment valuation losses	(2,394)	(4,741)
Amortization of deferred financing costs	(2,575)	(2,722)
Current tax expense	(1,649)	(6,496)
Deferred tax (expense) recovery	(6,877)	6,215
Foreign currency gains (losses)	9,781	(46,373)

Net income (loss)	$44,289	$(3,947)

Investment income consists of the following:

For the years ended December 31 (Thousands, US dollars)	2020	2019
Dividends
Brookfield Asset Management Inc.	$61,804	$54,937
Other securities	11,976	14,154

	73,780	69,091
Other investment income	3,305	7,939

	$77,085	$77,030

Brookfield increased its regular dividend rate by 12% over 2019. Other investment income primarily includes interest earned on loan assets and cash put on deposit.

Financing costs increased during the period as a result of our issuance of series 10 and 11 preferred shares for total proceeds of CAD $300 million and CAD $150 million of senior unsecured notes due 2027.

Investment valuation losses include unrealized gains and losses on the Partnership’s investments (including financial derivatives) which are recorded at fair value. It also includes realized gains and losses on the disposition of the Partnership’s investments. The amount will fluctuate depending on the Partnership’s investment activities and performance and declined in 2020 due to a reduction in the value of certain investments during the year.

Income tax expenses reflect a higher level of realized and unrealized losses relative to gains, compared to the prior year period.

Foreign currency gains represent net gains and losses arising from the impact of changes in the exchange rate on the book value Canadian dollar denominated preferred shares issued by Partners Value Split Corp., corporate borrowings issued by PVII and the realization of certain of our foreign exchange contracts.

FINANCIAL POSITION

The Partnership’s total assets were $6.0 billion at December 31, 2020 (December 31, 2019 – $5.3 billion) and consist primarily of its $5.3 billion investment in 129 million Brookfield shares (December 31, 2019 – $5.0 billion), adjusted for the three-for-two stock split effective April 1, 2020. The market price of a Brookfield share was $41.27 per share at December 31, 2020 compared to $38.53 at December 31, 2019.

Investment Portfolio

As at (Thousands, US dollars)	Number of Shares		Fair Value
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Brookfield Asset Management Inc.[1]
Partners Value Investments Inc.	9,147	9,147	$377,500	$352,468
Partners Value Split Corp	119,612	119,612	4,936,365	4,609,028

	128,759	128,759	$5,313,865	$4,961,496

Other securities
Brookfield Infrastructure Partners L.P.	—	1,164	$—	$58,187
Brookfield Property Partners L.P.	3,613	3,613	52,287	66,054
Brookfield Business Partners L.P.	1,495	1,495	56,125	61,733
Trisura Group Ltd.	814	1,649	56,924	51,117
Other securities portfolio	Various	Various	200,613	29,481

			365,949	266,572

			$5,679,814	$5,228,068

1	Adjusted to reflect three-for-two stock split effective April 1, 2020.

Brookfield Asset Management Inc.

Brookfield is a global alternative asset manager focused on real estate, infrastructure, renewable power, private equity and credit, and is inter-listed on the New York and Toronto stock exchanges. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. The Partnership’s investment in Brookfield represents approximately a 9% interest in Brookfield. On April 1, 2020, Brookfield completed a three-for-two stock split of the company’s outstanding Class A Shares. As a result, the Partnership currently holds 128,758,537 Brookfield shares.

Brookfield Listed Partnerships

The Partnership holds investments in several Brookfield listed partnerships that are managed by Brookfield: BPY and BBU. BPY is a global commercial real estate company that owns, operates and invests in best-in-class office, retail, and opportunistic assets. BBU owns business services and industrial operations with a focus on high-quality businesses that are low cost producers and/or benefit from high barriers to entry. During the year, the Partnership disposed of its shares in BIP, an owner and operator of utility, transport, energy and communication businesses globally, for total proceeds of $58 million resulting in realized gains of $55 million recognized in other comprehensive income.

Other Securities Portfolio

Other securities portfolio is focused on capital preservation, invested primarily in liquid investments. The increase in fair value is the result of various asset purchases during the year including our interest in Brookfield Hedge Proprietary LP and a series of debt, common and preferred share instruments.

Corporate Borrowings

On August 21, 2020, PVII issued CAD $150 million of senior unsecured notes due 2027. The interest rate on the note is 4.375% per annum, paid semi-annually and is accounted for at amortized cost. Net proceeds from the offering are being used for general corporate purposes.

Deferred Taxes

The deferred tax liability represents the potential tax liability arising from the excess of the carrying value of net assets over the respective tax values, less available loss carry-forwards. Changes in the deferred tax liability balance are mainly related to changes in the market value of the Partnership’s investments and foreign currency fluctuations.

Equity

As at December 31, 2020, unitholders’ equity consisted of $4.4 billion of Equity Limited Partners, $153 million of Preferred Limited Partners, and $1 thousand of General Partner equity (2019 – $4.0 billion of Equity Limited Partners, $252 million of Preferred Limited Partners, and $1 thousand of General Partner). The increase in equity is primarily the result of higher comprehensive income driven by market value increases on our Brookfield shares and our overall investment portfolio. The decrease in Preferred Limited Partners is due to the redemption of $99 million of its units as part of a reorganization in the fourth quarter.

Preferred Shares

Retractable preferred shares issued by Partners Value Split are comprised of the following:

As at (Thousands, US dollars,)	Shares Outstanding		Book Value
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Partners Value Split Class AA
4.50% Series 6 – October 8, 2021	7,990	7,990	$156,864	$153,788
5.50% Series 7 – October 31, 2022	4,000	4,000	78,530	76,990
4.80% Series 8 – September 30, 2024	5,999	5,999	117,781	115,471
4.90% Series 9 – February 28, 2026	5,997	5,997	117,732	115,423
4.70% Series 10 – February 28, 2027	6,000	—	117,795	—
4.75% Series 11 – October 31, 2025	6,000	—	117,795	—

			706,497	461,672
Deferred financing costs[1]			(12,349)	(7,596)

			$694,148	$454,076

1	Deferred financing costs are amortized over the term of the borrowing using the effective interest method.

LIQUIDITY AND CAPITAL RESOURCES

The Partnership holds cash and cash equivalents totalling $317 million and investments of $5.7 billion as at December 31, 2020 (December 31, 2019 – $99 million and $5.2 billion). The Partnership has operating cash requirements of $34 million (2019 – $22 million) in scheduled dividend and interest payments on its preferred shares and corporate borrowings which are less than the expected regular distributions anticipated to be received from the Brookfield and other securities held by the Partnership. The Partnership believes it has sufficient liquid assets, operating cash flow and financing alternatives to meet its obligations.

BUSINESS ENVIRONMENT AND RISKS

The Partnership’s activities expose it to a variety of financial risks, including market risk (i.e., currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The following are risk factors relating to an investment in the common shares of the Partnership.

Fluctuations in Value of Investments

The value of the common shares may vary according to the value of the Brookfield shares and other securities owned by the Partnership. The value of these investments may be influenced by factors not within the control of the Partnership, including the financial performance of Brookfield and other investees, interest rates and other financial market conditions. As a result, the net asset value of the Partnership may vary from time to time. The future value of the common shares will be largely dependent on the value of the Brookfield shares. A material adverse change in the business, financial conditions or results of operations of Brookfield and other investees of the Partnership will have a material adverse effect on the common shares of the Partnership. In addition, the Partnership may incur additional financial leverage in order to acquire, directly or indirectly, additional securities issued by Brookfield, which would increase both the financial leverage of the Partnership and the dependency of the future value of the common shares on the value of the Brookfield shares.

COVID-19

The coronavirus (“COVID-19”) began spreading globally in the first quarter of 2020, and was recognized by the World Health Organization as a global pandemic on March 11, 2020. The spread of COVID-19 has impacted equity markets moderately on the Partnership’s investment portfolio valuations as observed up to the end of December 2020. The continued volatility and ultimate impact on markets cannot be predicted. While it is difficult to project the magnitude the COVID-19 impact will have, the Partnership’s investments remain largely unchanged, holding its major investments in the medium to long term.

Foreign Currency Exposure

Certain of the Partnership’s other investments are denominated in currencies other than the United States dollar. Accordingly, the value of these assets may vary from time to time with fluctuations in the exchange rate relative to the United States dollar. In addition, these investments pay distributions and interest in other currencies. Strengthening of these currencies relative to the United States dollar could decrease the amount of cash available to the Partnership.

Leverage

The Partnership’s assets are financed in part with the retractable preferred shares and corporate borrowings issued by our subsidiaries. This results in financial leverage that will increase the sensitivity of the value of the common shares to changes in the values of the assets owned by the Partnership. A decrease in the value of the Partnership’s investments may have a material adverse effect on the Partnership’s business and financial conditions.

Liquidity

The Partnership’s liquidity requirements are typically limited to funding interest and dividend obligations on outstanding financial obligations. Holders of the Partnership’s retractable preferred shares issued by the Partnership’s subsidiaries have the ability to retract their shares. Debentures, as opposed to cash, can be issued to settle retractions of the preferred shares.

The Partnership maintains financial assets and credit facilities to fund liquidity requirements in the normal course, in addition to its investment in Brookfield shares. The Partnership’s policy is to hold the Brookfield shares and not engage in trading, however shares are available to be sold to fund retractions and redemptions of preferred shares or common shares. The Partnership’s ability to sell a substantial portion of the Brookfield shares may be limited by resale restrictions under applicable securities laws that will affect when or to whom the Brookfield shares may be sold. Accordingly, if and when the Partnership is required to sell Brookfield shares, the liquidity of such shares may be limited. This could affect the time it takes to sell the Brookfield shares and the price obtained by the Partnership for the Brookfield shares sold.

No Ownership Interest

A direct investment in common shares does not constitute a direct investment in the Brookfield shares of Brookfield or other securities held by the Partnership, and holders of common shares do not have any voting rights in respect of such securities.

Contractual Obligations

The Partnership’s contractual obligations as of December 31, 2020 are as follows:

(Thousands)	Payment Due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
Preferred shares
Partners Value Split Class AA, Series 6[1]	$156,864	$156,864	$—	$—	$—
Partners Value Split Class AA, Series 7[1]	78,530	—	78,530	—	—
Partners Value Split Class AA, Series 8[1]	117,781	—	—	117,781	—
Partners Value Split Class AA, Series 9[1]	117,732	—	—	—	117,732
Partners Value Split Class AA, Series 10[1]	117,795	—	—	—	117,795
Partners Value Split Class AA, Series 11[1]	117,795	—	—	117,795	—
Corporate Bonds due Nov 2027	117,795	—	—	—	117,795

	$824,292	$156,864	$78,530	$235,576	$353,322

Interest expense
Partners Value Split Class AA, Series 6[1]	$1,741	$1,741	$—	$—	$—
Partners Value Split Class AA, Series 7[1]	7,904	4,319	3,585	—	—
Partners Value Split Class AA, Series 8[1]	21,187	5,653	11,306	4,228	—
Partners Value Split Class AA, Series 9[1]	29,762	5,769	11,538	11,538	917
Partners Value Split Class AA, Series 10[1]	34,096	5,536	11,072	11,072	6,416
Partners Value Split Class AA, Series 11[1]	27,025	5,595	11,190	10,240	—
Corporate Bonds due Nov 2027	35,414	5,154	10,308	10,308	9,644

	$157,129	$33,767	$58,999	$47,386	$16,977

1

Payment period based on mandatory redemption date. In the case of earlier retractions, consideration to be paid in the form of debentures due 2021, 2022, 2024, 2026, 2027 and 2025 for the Series 6, 7, 8, 9, 10 and 11 respectively.

SUMMARY OF FINANCIAL INFORMATION

A summary of the eight recently completed quarters is as follows:

(Thousands, US dollars, except per share amounts)	2020				2019

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net (loss) income	$(20,093)	$1,717	$(11,441)	$74,106	$(12,266)	14,264	(35,000)	29,055
Net (loss) income per share	$(0.23)	$0.02	$(0.13)	$0.84	$(0.14)	0.16	(0.47)	0.40

Net income includes dividends and interest on the Partnership’s investment portfolio, in addition to valuation gains and losses relating to its investment portfolios, and fluctuates accordingly with changes to foreign currencies relative to the United States dollar and equity markets. Also, included in net income are gains and losses on the disposition of investments. The variance in net income on the last eight quarters is primarily the result of valuation gains and losses on certain of the Partnership’s investments, increases in the investment income earned from its investments and the impact of foreign currencies.

RELATED-PARTY TRANSACTIONS

Brookfield entities provide certain management and financial services to the Partnership and recovered costs of less than $1 million for the year ended December 31, 2020 (2019 – less than $1 million).

The Company owns 129 million shares of Brookfield which amounted to $5.3 billion ($5.0 billion—December 31, 2019), and other Brookfield subsidiaries of $125 million ($186 million – December 31, 2019). The Company recognized dividend income in Brookfield entities $67 million ($63 million – December 31, 2019).

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Future Changes in Accounting Standards

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures

In August 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendment primarily relate to the modification of financial instruments, allowing for prospective application of the applicable benchmark interest rate and continued application of hedge accounting, provided the amended hedging relationship continues to meet all qualifying criteria.

The Partnership is currently completing an assessment and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. We have completed our assessment and determined the adoption does not have a significant impact on the Partnership.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of future cash flows and probabilities in assessing net recoverable amounts and net realizable values; tax and other provisions; and fair values for disclosure purposes. In the normal course of operations, the Partnership may execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions and the sale of assets. The nature of substantially all of the indemnification undertakings precludes the possibility of making a reasonable estimate of the maximum potential amount that the Partnership could be required to pay to third parties as the agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Partnership has not made any payments under such indemnification agreements and guarantees.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain appropriate information systems, procedures and controls to ensure that new information disclosed externally is complete, reliable and timely. The President and the Director, Finance of the Partnership evaluated the effectiveness of disclosure controls and procedures (as defined in “National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings”) as at December 31, 2020, and have concluded that the disclosure controls and procedures are operating effectively.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

We maintain appropriate internal controls over financial reporting (as defined in “National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings”) and the Chief Executive Officer and the Chief Financial Officer have concluded that the internal controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has evaluated whether there were changes in our internal controls over financial reporting during the year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting and has determined that there have been no such changes.

/s/ Brian D. Lawson
Brian D. Lawson
President and Chief Executive Officer
March 24, 2021